UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

SEABRIDGE GOLD INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

811916105

(CUSIP Number)

Robert A. Grauman, Esq.
Baker & McKenzie LLP
1114 Avenue of the Americas
New York NY 10036
(212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811916105
1.	Names of Reporting Persons. FCMI FINANCIAL CORPORATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 8,556,232
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 8,556,232
11.			Aggregate Amount Beneficially Owned by Each Reporting Person 8,556,232
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13.	Percent of Class Represented by Amount in Row (11) 22.8%
14.	Type of Reporting Person CO

CUSIP No. 811916105
1.	Names of Reporting Persons. PAN ATLANTIC BANK AND TRUST LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization BARBADOS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 8,001,232
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 8,001,232
11.			Aggregate Amount Beneficially Owned by Each Reporting Person 8,001,232
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13.	Percent of Class Represented by Amount in Row (11) 21.3%
14.	Type of Reporting Person CO

CUSIP No. 811916105
1.	Names of Reporting Persons. ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,700
	8.	Shared Voting Power 8,577,932
	9.	Sole Dispositive Power 21,700
	10.	Shared Dispositive Power 8,577,932
11.			Aggregate Amount Beneficially Owned by Each Reporting Person 8,599,632
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☒
13.	Percent of Class Represented by Amount in Row (11) 22.9%
14.	Type of Reporting Person IN

CUSIP No. 811916105
1.	Names of Reporting Persons. NANCY FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,000
	8.	Shared Voting Power 21,700
	9.	Sole Dispositive Power 30,000
	10.	Shared Dispositive Power 21,700
11.			Aggregate Amount Beneficially Owned by Each Reporting Person 51,700
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person IN

CUSIP No. 811916105
1.	Names of Reporting Persons. FRIEDBERG GLOBAL-MACRO HEDGE FUND LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.			Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person IC

CUSIP No. 811916105
1.	Names of Reporting Persons. FRIEDBERG MERCANTILE GROUP LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.			Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person IA

The Statement on Schedule 13D dated and filed April 1, 2009 (the “Statement”), filed by FCMI Financial Corporation, a corporation existing under the laws of the province of Ontario, Canada (“FCMI”), Pan Atlantic Bank and Trust Ltd., a Barbados company (“PABTL”), Friedberg Global-Macro Hedge Fund Ltd., a Cayman Island Company (“Global-Macro Fund”), Friedberg Mercantile Group Ltd., a Canadian corporation (“FMG”), Ms. Nancy Friedberg, an individual, and Mr. Albert D. Friedberg, an individual (FCMI, PABTL, Global-Macro Fund, FMG, Ms. Friedberg and Mr. Friedberg being referred to collectively as the “Filing Persons”), as amended by Amendment No. 1 thereto dated and filed November 18, 2009 (as so amended, the “Statement’), relating to the common stock, $0.001 par value (the “Common Shares”), of Seabridge Gold Inc., a Canadian corporation (the “Issuer”), is hereby amended with respect to the items set forth below in this Amendment No. 2. Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 2. Identity and Background

This Schedule 13D (Amendment No. 2) is being filed to disclose the sale of 477,820 Common Shares by Global-Macro Fund, as a result of which Global-Macro Fund and FMG have ceased to beneficially own any Common Shares. Accordingly, effective upon the filing of this Schedule 13D (Amendment No. 2), Global-Macro Fund and FMG shall cease to be “Filing Persons” with respect to the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by the addition of the following information:

The table below shows sales of the Issuer’s Common Stock made by Global-Macro Fund during the 60 days preceding the filing of this Schedule 13D (Amendment No. 2). All such sales were made in open market transactions on the NYSE Amex Stock Exchange. All prices shown are in U.S. dollars.

Date	No. Shares	Price/share	Total

12/3/09	54,500	$27.4166	$1,494,204
12/4/09	48,500	26.6671	1,293,354
12/7/09	32,000	23.5816	754,611
12/8/09	10,000	26.2595	262,595
12/9/09	8,300	24.1436	200,392
1/11/10	50,000	26.5992	1,329,960
1/12/10	44,300	26.1988	1,160,607
1/13/10	46,500	26.4645	1,230,599
1/14/10	34,100	26.6035	907,179
1/15/10	12,200	26.0170	317,407
1/19/10	16,200	26.0502	422,013
1/20/10	48,800	26.2576	1,281,371
1/21/10	72,420	26.5087	1,919,760

Except for Global-Macro Fund’s sales of a total of 477,820 Common Shares of the Issuer as set forth above, none of the Filing Persons has effected any transactions in the Issuer’s Common Shares in the 60 days preceding the filing of this Schedule 13D (Amendment No. 2).

Item 5 of the Schedule 13D is hereby further amended by deleting the information (including the tables provided as part of such information) set forth in Schedule 13D (Amendment No. 1) regarding beneficial ownership of the Issuer’s Common Shares by (i) the Filing Persons and (ii) the directors and officers of FMG, and replacing such deleted information with the following:

On the date of this Schedule 13D (Amendment No. 2), the Filing Persons are the beneficial owners of, in the aggregate, 8,629,632 shares of Common Stock, representing 23.0% of the Issuer’s outstanding Common Stock. The Filing Persons’ percentage beneficial ownership has been computed as a percentage of 37,598,685 shares of Common stock outstanding, as reported by the Issuer in its Report on Form 6-K furnished to the Securities and Exchange Commission on November 13, 2009. The number of shares and the percentage of the Issuer’s Common Stock beneficially owned by each Filing Person is as follows:

Name	Shares Directly Owned	Percentage Directly Owned	Shares Owned Beneficially		Percentage Owned Beneficially

PABTL	8,001,232	21.3%	8,001,232		21.3%
FCMI	555,000	1.5%	8,556,232	[1]	22.8%[1]
Nancy Friedberg	51,700	0.1%	51,700	[2]	0.1%[2]
Global-Macro Fund	0	0.0%	0		0.0%
FMG	0	0.0%	0		0.0%
Albert Friedberg	21,700	0.1%	8,672,052	[3]	22.9%[3]

[1]	Includes 8,001,232 shares owned directly by PABTL.
[2]	Includes 21,700 shares held in a retirement account for the benefit of Ms. Friedberg and 30,000 shares owned directly by Ms. Friedberg.
[3]

Includes 8,001,232 shares owned directly by PABTL, 555,000 shares owned directly by FCMI and 43,400 shares held in a retirement account (21,700 shares for the benefit of each of Mr. Friedberg and Ms. Friedberg). Excludes 30,000 shares owned directly by Ms. Friedberg, the wife of Mr. Friedberg, with respect to which Mr. Friedberg disclaims beneficial ownership.

All shares reported as beneficially owned by FCMI, PABTL, Nancy Friedberg and Albert D. Friedberg are presently outstanding. Mr. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the sole beneficial owner of all of the Common Stock beneficially owned by FCMI. By virtue of his control of FCMI, Mr. Friedberg also may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiary, PABTL. In addition, as the indirect controlling person of FMG, Mr. Friedberg may be deemed to have possessed voting and dispositive power over the shares previously owned directly by Global-Macro Fund, for which FMG serves as investment manager and exercises investment discretion. Except for such beneficial ownership by Albert D. Friedberg, none of the directors or officers of FCMI or PABTL beneficially own any Common stock.

In addition, on the date of this Schedule 13D (Amendment No. 2), the following directors and officers of FMG in addition to Mr. Friedberg own the Issuer’s Common Shares in the amounts indicated:

Name	No. Shares

Daniel A. Gordon	35,000
Enrique Zauderer	2,000
David Lam	900
Fuerh C. Tang	16,214

Each of the persons listed in the foregoing table acquired his or her shares with personal funds, for investment.

Signatures

          After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2010

FCMI FINANCIAL CORPORATION

By:	/s/ Henry Fenig

Name: Henry Fenig
Title: Executive Vice President

PAN ATLANTIC BANK AND TRUST LIMITED

By:	/s/ Robert Bourque

Name: Robert Bourque
Title: Managing Director

FRIEDBERG GLOBAL-MACRO HEDGE FUND LTD.

By: FCMI CORPORATE SERVICES (CAYMAN) LTD., Sole Director

By:	/s/ Albert Friedberg

Name: Albert Friedberg
Title: Director

FRIEDBERG MERCANTILE GROUP LTD.

By:	/s/ Henry Fenig

Name: Henry Fenig
Title: Chief Financial Officer and Vice President

ALBERT D. FRIEDBERG, individually

/s/ Albert D. Friedberg

Name: Albert D. Friedberg

NANCY FRIEDBERG, individually

/s/ Nancy Friedberg

Name: Nancy Friedberg